

Aziza Ismail · 2nd

Founder/CEO at LiteraSeed

Phoenix, Arizona · 500+ connections · **Contact info**

 **LiteraSeed™, LLC**

Arizona State Univer

Experience

Founder

LiteraSeed™, LLC

Nov 2013 – Present · 6 yrs 9 mos

LiteraSeed is a health tech startup with the mission to advance health equity, and reduce preventable medical errors by improving patient-provider communication and engagement, by addressing the needs of the most vulnerable.

 **Adjunct Research Associate**

Maricopa Integrated Health System

Sep 2018 – Present · 1 yr 11 mos

Developing research study and protocols.

 **Patient Care Coordinator**

Humana

Sep 2018 – Nov 2018 · 3 mos

Phoenix, Arizona Area

In the Speciality Pharmacy.

Education



Arizona State University
Bachelors, Digital Culture (concentration in design), 3.68
2009 – 2013
Activities and Societies: Barrett, the Honors College

Licenses & Certifications



Level One Fingerprint Clearance Card
Arizona Department of Public Safety
Issued Jan 2017 · Expires Jan 2023

Volunteer Experience



Volunteer
Banner Health
Nov 2018 – Nov 2019 • 1 yr 1 mo
Health

@ Banner Thunderbird Medical Center



Volunteer - Citizenship Class Instructor
International Rescue Committee
Jan 2017 – Mar 2018 • 1 yr 3 mos
Education



Volunteer - Women's Empowerment Computer Class Instructor
Refugee Focus
Jan 2017 – Mar 2018 • 1 yr 3 mos
Education

Show 1 more experience ⌄

Skills & Endorsements

Social Media · 8

Mirna Lovren and 7 connections have given endorsements for this skill

Final Cut Pro · 6

Trisha M. and 5 connections have given endorsements for this skill

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Website Development · 3

Michael D. Riley, M.S.J. and 2 connections have given endorsements for this skill

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